Exhibit 99.2

WIMI HOLOGRAM CLOUD INC.
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ: WIMI)

NOTICE OF ANNUAL GENERAL MEETING
to be held on July 10, 2020
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of WiMi Hologram Cloud Inc. (the “Company”) will be held on July 10, 2020 at 10:00 a.m., Beijing Time, or 10:00 p.m., Eastern Standard Time. The AGM will be held at No. 6, Xiaozhuang, #101A, Chaoyang District, Beijing, the People’s Republic of China.

The AGM will be held for the following purposes:

1.

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution:

THAT the 2020 Equity Incentive Plan in the form attached as Exhibit B to the Proxy Form and approved by unanimous written consent of the Company’s board of directors on June 6, 2020, be and is hereby approved and confirmed, and where necessary ratified;

THAT the Issuance of shares pursuant to the 2020 Equity Incentive Plan, be and is hereby approved and confirmed; and

THAT each director or officer of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.”

2.	To consider and transact such other business as may properly come before the AGM or any adjournment or adjournments thereof.

Further details of the Proposal are set out in the attached Proxy Form (which is hereby incorporated into this notice by reference).

The board of directors of the Company has fixed the close of business on June 10, 2020, Beijing Time, as the record date (the “Record Date”). Holders of record of the Company’s Class A ordinary Shares and Class B ordinary Shares (collective, the “Ordinary Shares”) at the close of business on the Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of American Depositary Shares, each representing two Class B ordinary shares of the Company (the “ADSs”), of record on the Record Date who wish to exercise their voting rights for the underlying Class B ordinary shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

Please refer to the proxy form (for holders of the Ordinary Shares) or the ADS Voting Card (for holders of the ADSs), which are attached and made a part of this Notice of AGM. The proxy form is also available for viewing on the Investor Relations section of our website at http://ir.wimiar.com/.

Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of the Company’s Ordinary Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 12:00 p.m., Eastern Standard Time, on July 7, 2020 to ensure your representation at the AGM, and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 12:00 p.m., Eastern Standard Time, on July 7, 2020 to enable the votes attaching to the Class B ordinary shares represented by your ADSs to be cast at the AGM.

 You may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.wimiar.com/ and from the SEC’s website at www.sec.gov, or by contacting WiMi Hologram Cloud Inc., No. 6, Xiaozhuang, #101A, Chaoyang District, Beijing, the People’s Republic of China 100020, telephone: +86-10-5338-4913, email: Pr@wimiar.com

By Order of the Board of Directors,

Beijing, June 12, 2020	/s/ Fanhua Mneg
Name: Fanhua Meng
Title: Chief Executive Officer